SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2008

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated October 3, 2008, entitled "ACQUISITION BY DRDGOLD SOUTH AFRICAN OPERATIONS (PTY) LIMITED ("DRDGOLDSA") OF AN ADDITIONAL 15% INTEREST IN THE ELSBURG GOLD MINING JOINT VENTURE."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 6, 2008   By: /s/ Themba Gwebu
                                              Name: Themba Gwebu
                                              Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROO

("DRDGOLD" or "the company")

Acquisition by DRDGOLD South African Operations (Pty) Limited ("DRDGOLD SA") of an additional 15% interest in the Elsburg Gold Mining Joint Venture

1.   Introduction

On 7 June 2007, DRDGOLD and Mintails Limited of Australia ("Mintails") announced the formation of a joint venture whereby DRDGOLD SA would contribute the Elsburg Tailings Complex (some 180 million tonnes) and Mintails, through its subsidiary Mintails SA (Pty) Limited, would contribute one refurbished CIL gold circuit at its Brakpan plant in order to commence the processing of tailings on the East Rand for the recovery of gold ("the Elsburg Gold Mining Joint Venture"). (DRDGOLD SA is controlled as to 74% by DRDGOLD and 26% by a black economic empowerment partner Khumo Gold SPV (Pty) Limited and an employee trust.)

On 26 November 2007, DRDGOLD and Mintails announced a significant expansion of their joint activities through the planned refurbishment of infrastructure at the Brakpan plant and an increase in available tailings material for processing to approximately 1.7 billion tonnes, including the Elsburg Tailings Complex ("the ERGO JV").

Whilst the Elsburg Gold Mining Joint Venture was constituted through the structure of a 50:50 joint venture agreement, the ERGO JV was consummated through the creation of a 50:50 joint venture entity namely Ergo Mining (Pty) Limited. The ERGO JV plans to explore, evaluate and process up to 1.7 billion tonnes of surface gold, uranium and sulphur bearing tailings from the East and Central Rand goldfields of South Africa.

In terms of an agreement dated 29 September 2008 ("the agreement"), DRDGOLD SA has agreed to acquire a further 15% interest in the Elsburg Gold Mining Joint Venture from Mintails ("the acquisition") resulting in DRDGOLD SA, which holds its interest through its subsidiary, East Rand Proprietary Mines Limited, holding a 65% interest and Mintails a 35% interest in the joint venture.

In addition, Mintails has granted DRDGOLD SA a conditional option to acquire a further 11.4% interest in the Elsburg Gold Mining Joint Venture ("the option"). The 50:50 interests of DRDGOLD SA and Mintails in the ERGO JV are not affected by the acquisition and remain unchanged.

2.   Purchase consideration and effective date

The purchase consideration in respect of the acquisition is R100 million (approximately AUD15.3 million), which is to be re-invested by Mintails towards its outstanding capital requirements in the Elsburg Gold Mining Joint Venture and the Ergo JV. The effective date of the acquisition will be the date upon which it becomes unconditional.

The option is exercisable between 1 January 2009 and 15 January 2009 at an exercise price of R75.9 million.

3.   Rationale for and benefits of the acquisition

Although the Elsburg Gold Mining Joint Venture is scheduled to commission the Brakpan plant in early October 2008, both joint ventures require significant capital investment as the projects continue. In terms of the agreement, Mintails has agreed, through its subsidiaries, to apply the purchase consideration and any proceeds from the exercise of the option towards the partial fulfilment of such capital requirements as follows:

- approximately R52.4 million for the capital required by the Elsburg Gold Mining Joint Venture (with an additional R52.1 million should the option be exercised);
- approximately R17.4 million for the refurbishment of the CIL gold circuit which is to be used by the Elsburg Gold Mining Joint Venture; and
- approximately R30.2 million for capital required by the ERGO JV (with an additional R23.8 million should the option be exercised).

The acquisition therefore facilitates the advancement of both the Elsburg Gold Mining Joint Venture and the ERGO JV as well as being consistent with DRDGOLD's stated intention of focusing on its South African gold operations and, in particular, its surface dump retreatment operations.

4.   Pro forma financial effects of the acquisition and the exercise of the option

The pro forma financial effects of the acquisition and the exercise of the option are presented below. Such pro forma financial effects are the responsibility of the board of directors of DRDGOLD and are presented for illustrative purposes only to provide information on how the acquisition and the exercise of the option may have impacted on the reported financial information of the company if they had been implemented in the year ended 30 June 2008. Because of their nature, the pro forma financial effects may not give a fair indication of the company's financial position at 30 June 2008 or its future earnings.

	Before the acquisition (i)	After the acquisition (ii)	After the acquisition and the exercise of the option (iii)	Overall % change
Attributable earnings per ordinary share for the year ended 30 June 2008 (cents) (iv)				
	265	263	261	(2)
Headline earnings per				

ordinary share for the year ended 30 June 2008 (cents) (iv)

30	28	27	(10)

Net asset value per ordinary share at 30 June 2008 (cents) (v)

347	345	343	(1)

Net tangible asset value per ordinary share at 30 June 2008 (cents) (v)

347	345	343	(1)

Weighted average number of ordinary shares in issue for the period

376 023 344	376 023 344	376 023 344	-

Number of ordinary shares in issue at the end of the period

376 571 588	376 571 588	376 571 588	-

Notes:

i. The figures in this column are extracted from the audited annual financial results of the company for the year ended 30 June 2008.

ii. The figures in this column are based on the figures set out in the previous column, having adjusted for the effects of the acquisition.

iii. The figures in this column are based on the figures set out in the previous column, having further adjusted for the effects of the exercise of the option.

iv. For purposes of the pro forma attributable and headline earnings per ordinary share after the acquisition and the exercise of the option it was assumed that:

- the acquisition and the exercise of the option were implemented with effect from 1 July 2007; and

- earnings were reduced by the interest which would have been earned on the purchase consideration at an interest rate of 11% per annum, adjusted for tax at a tax rate of 28%.

v. For purposes of net asset value and net tangible asset value per ordinary share after the acquisition and the exercise of the option, it was assumed that the acquisition and the exercise of the option were implemented on 30 June 2008.

5.   Condition precedent

The acquisition is subject to the approval of the Competition Commission.

6.   JSE Limited requirements

In terms of the JSE Limited Listings Requirements, the acquisition is classified as a Category 2 transaction. This announcement is therefore for information purposes only and no further action is required by DRDGOLD shareholders.

Randburg
3 October 2008

Sponsor
QuestCo Sponsors (Pty) Limited

Corporate adviser
QuestCo (Pty) Limited

Attorneys
Feinsteins
(Levy, Feinsteins & Associates Incorporated-Reg No 1995/001716/21)